UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Energy Focus, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

29268T300
(CUSIP Number)

September 16, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS

Brilliant Start Enterprise, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
	5	SOLE VOTING POWER

NUMBER OF		417,390
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		417,390
WITH:	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

417,390
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.6%
12	TYPE OF REPORTING PERSON (see instructions)

IV

1	NAMES OF REPORTING PERSONS

Jag International Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
	5	SOLE VOTING POWER

NUMBER OF		600,000
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		600,000
WITH:	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

600,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.2%
12	TYPE OF REPORTING PERSON (see instructions)

IV

1	NAMES OF REPORTING PERSONS

Gina Huang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Taiwan
	5	SOLE VOTING POWER

NUMBER OF		1,017,390
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,017,390
WITH:	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,017,390
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.8%
12	TYPE OF REPORTING PERSON (see instructions)

IN

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13G amends the statement on Schedule 13G filed on April 22, 2014, as amended by Amendment No. 1 to Schedule 13G filed on November 3, 2014 (the “Original 13G” and, as amended, the “13G”), by Ms. Huang, Jag International Ltd. and Brilliant Start Enterprise, Inc. and amends the Items of the13G set forth below with respect to the Common Stock, $0.0001 par value per share (“Common Stock”), of Energy Focus, Inc. (the “Company”). This Amendment is being filed to report a change in Ms. Huang’s, Jag International Ltd.’s and Brilliant Start Enterprise, Inc.’s ownership percentage as a result of a sale of shares by Brilliant Start Enterprise, Inc. as part of, and the resulting change in the number of the outstanding shares following, the Company’s and certain of its stockholders’ public offering of Common Stock in September 2015 (the “Equity Offering”).

Item 4. Ownership

(a)Amount beneficially owned: (1)

Brilliant Start Enterprise, Inc.    417,390
Jag International Ltd.        600,000
Gina Huang            1,017,390

(b)Percent of class: (2)

Brilliant Start Enterprise, Inc.    3.6%
Jag International Ltd.        5.2%
Gina Huang            8.8%

(c)Number of shares as to which the person has:

(i)Sole power to vote or to direct the vote:

Brilliant Start Enterprise, Inc.    417,390
Jag International Ltd.        600,000
Gina Huang            1,017,390

(ii)Shared power to vote or to direct the vote:

Brilliant Start Enterprise, Inc.    0
Jag International Ltd.        0
Gina Huang            0

(iii)Sole power to dispose or to direct the disposition of:

Brilliant Start Enterprise, Inc.    417,390
Jag International Ltd.        600,000
Gina Huang            1,017,390

(iv)Shared power to dispose or to direct the disposition of:

Brilliant Start Enterprise, Inc.    0
Jag International Ltd.        0
Gina Huang            0

(1)	Ms. Huang is the Chairman of Brilliant Start Enterprise, Inc. and the Managing Director of Jag International Ltd. and thus is deemed to have beneficial ownership of the shares held by those entities.

(2)
Based on the information set forth in the Company's Prospectus Supplement filed on September 14, 2015 (which reported that there were 11,574,227 shares outstanding as of September 11, 2015 following the Equity Offering).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	September 30, 2015

		By:	/s/ Eric Hilliard
		Name:	Eric Hilliard, Attorney-in-Fact for Gina Huang

BRILLIANT START ENTERPRISE, INC.

		By:	/s/ Eric Hilliard
		Name:	Eric Hilliard, Attorney-in-Fact for Gina Huang,
Chairman

JAG INTERNATIONAL LTD.

		By:	/s/ Eric Hilliard
		Name:	Eric Hilliard, Attorney-in-Fact for Gina Huang,
Managing Director